Exhibit 99.1

Hunter Maritime Acquisition Corp. Announces Reduction in Aggregate Purchase Price of Acquisition Vessels and Sponsor's Commitment to Limit Class A Common Share Ownership at 15% Upon Consummation of the Acquisition

May 31, 2017 – Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the "Company") today announced a reduction in the aggregate purchase price for its previously announced proposed acquisition of five identified Capesize dry bulk carriers (the "Acquisition Vessels") in an en-bloc transaction for cash, subject to the satisfaction of certain important conditions precedent (the "Acquisition"). The aggregate purchase price of the Acquisition Vessels has been reduced from $139.4 million to $133.5 million.
In addition, the Company today announced that Bocimar Hunter NV, the Company's sponsor (the "Sponsor") has committed to forfeit, upon the consummation of the Acquisition, a number of the Company's Class B common shares that it owns, such that the number of the Company's Class A common shares that the Sponsor will receive upon the automatic conversion of the Class B common shares immediately following the consummation of the Acquisition, would represent no more than 15% of the Company's outstanding Class A common shares, after giving effect to such forfeiture and Class A common shares redeemed in the Tender Offer (described below). The Sponsor currently owns 20% of the Company's issued and outstanding common shares.
In connection with the Acquisition, the Company is conducting its previously announced tender offer, as amended or supplemented (the "Tender Offer") to purchase up to 8,233,100 of its Class A common shares, par value $0.0001 per share, at a purchase price of $10.00 per Class A common share  for an aggregate purchase price of up to $82,331,000, subject to certain conditions described in the Company's Offer to Purchase and in the related Letter of Transmittal, each as amended and supplemented, which have been filed, or will be filed, with the U.S. Securities and Exchange Commission (the "SEC") as exhibits to its Tender Offer Statement on Schedule TO (the "Schedule TO").  The Company intends to file with the SEC a supplement to its Offer to Purchase as an amendment to its Schedule TO to disclose the developments described in this press release, among others. The Tender Offer is being made pursuant to the Company's organizational documents to provide the Company's public shareholders with an opportunity to redeem their Class A common shares for a pro rata portion of the trust account established to hold the proceeds of the Company's initial public offering. The Sponsor previously agreed with the Company to waive its redemption rights in connection with the Tender Offer and the Acquisition with respect to any Class A common shares it has acquired. The Tender Offer expires at 5:00 p.m. New York City time on Friday, June 2, 2017, unless extended or earlier terminated by the Company.
The Company's board of directors recommends that existing shareholders not tender their Class A common shares after they review the Offer to Purchase, as amended and supplemented, contained in the Schedule TO, which has been filed with the SEC and which has been distributed to shareholders.
About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in of vessels) or one or more operating businesses, which the Company intends to be in the international maritime shipping industry.

Important Legal Information
This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company has filed a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer, as such documents have been or may be amended from time to time. These documents contain important information about the Tender Offer that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials have been and will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com. Shareholders of the Company are urged to read the Tender Offer documents and other relevant materials before making any investment decision with respect to the Tender Offer because they contain important information about the Tender Offer and the Acquisition described herein.
This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.